SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
November, 2005	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of the registrant as specified in its charter)

BRITISH COLUMBIA (Jurisdiction of Incorporation or Organization)

21 Nesbitt Drive
Toronto, Ontario, Canada M4W 2G2
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X                                         Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________                                 No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT LIST
Exhibit	Description

99.1	Financial Statements for the period ended September 30, 2005
99.2	Quarterly Management Discussion and Analysis
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CFO

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

November 15, 2005

MOUNTAIN PROVINCE DIAMONDS INC.

By:	/s/ Elizabeth J. Kirkwood
ELIZABETH J. KIRKWOOD
Chief Financial Officer